JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

December 4, 2025

Mr. Jeffrey Long

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brown Capital Management Mutual Funds (File Nos. 811-06199)

Dear Mr. Long:

This letter provides the response of Brown Capital Management Mutual Funds (the “Trust” or the “Registrant”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission that you provided to Practus, LLP. The comments relate to the annual tailored shareholder report that was filed on Form N-CSR on June 6, 2025 (the “Annual Report”), with respect to the Trust and its series (each a “Fund” and one or more, the “Funds”). This letter responds to those comments and is being submitted in a correspondence filing. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each comment.

1.	Comment: The Staff notes that the Annual Report for the Funds appropriately included the growth of $10,000 chart for each class of shares of the Funds. However, the Staff notes that the Institutional Class of each Fund has a minimum investment of $500,000. In this regard, the Staff notes the chart should be based on the Fund’s minimum of $500,000 rather than $10,000. Please revise this disclosure in future reports for the Funds.

Response: The Trust will revise the disclosure for future reports of the Funds.

2.	Comment: The Staff notes that ASC 280 now requires disclosure of the chief operating decision maker and that the Funds disclose that the investment adviser to the Funds (i.e., Brown Capital Management, LLC – the “Adviser”) is that person. The Staff notes that guidance on ASC 280 indicates this function typically being carried out by the chief executive or operating officer of an organization, but that it could be another individual or group if they perform the relevant core functions. The Staff asks that the Trust provide an explanation of how the Adviser constitutes an appropriate group as cited in the relevant guidance for ASC 280. If in response to this comment or otherwise, it is determined that someone or some other group is the chief operating decision maker for purposes of this disclosure, the Staff requests that the disclosure be corrected in future reports.

Mr. Jeffrey Long

U.S. Securities and Exchange Commission

December 4, 2025

Response: The Trust will revise the disclosure to more fully clarify the chief operating decision maker is the respective Fund’s portfolio managers for future reports of the Funds.

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Please contact me at (913) 660-0778 as necessary regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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